UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                     Aviron
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   053762100
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

                   Check the appropriate box to designate the
                 rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

------------------------------                   -------------------------------
CUSIP No. 053762100                  13G                       Page 2 of 8 Pages
------------------------------                   -------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
OWNED BY                     6      1,000,000
                             ------ --------------------------------------------
EACH                                SOLE DISPOSITIVE POWER
REPORTING                    7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      1,000,000
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,000*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [ ]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         3.2%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

----------------------

* Included in this figure are the securities reported by Deutsche Asset Management Europe GmbH on the following cover page.

** Included in this percentage is the percentage of securities reported by Deutsche Asset Management Europe GmbH on the following cover page.

------------------------------                   -------------------------------
CUSIP No. 053762100                  13G                       Page 3 of 8 Pages
------------------------------                   -------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Europe GmbH
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                                                                       (b) [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
OWNED BY                     6      1,000,000
                             ------ --------------------------------------------
EACH                                SOLE DISPOSITIVE POWER
REPORTING                    7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      1,000,000
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,000
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [ ]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         3.2%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Aviron (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 297 North Bernardo Avenue, Mountain View, California 94043.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management Europe GmbH ("DWS Group" and, together with DBAG, the "Reporting Persons"). This Schedule 13G/A is filed pursuant to Rule 13d-2(b).

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                  The   principal   place   of   business   of  DWS   Group   is
Feldbergstrasse 22, 60323 Frankfurt, Federal Republic of Germany.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a)|_| Broker or dealer  registered  under  section  15 of the
                        Act;

                 (b)|_| Bank as defined in section 3(a)(6) of the Act;

                 (c)|_| Insurance  Company as defined in section 3(a)(19) of the
                        Act;

                 (d)|_| Investment  Company  registered  under section 8 of the
                        Investment Company Act of 1940;

                 (e)|_| An  investment  adviser  in  accordance  with Rule 13d-1
                        (b)(1)(ii)(E);

                 (f)|_| An  employee   benefit  plan,  or  endowment   fund  in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)|_| A  parent   holding   company  or  control   person  in
                        accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)|_| A savings  association as defined in section 3(b) of the
                        Federal Deposit Insurance Act;

                 (i)|_| A church plan that is excluded  from the  definition  of
                        an  investment   company  under  section   3(c)(14)  of
                        the Investment Company Act of 1940;

                 (j)|_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.          Ownership.

                 (a) Amount beneficially owned:

                     Each of the Reporting Persons owns the amount of the Common
                 Stock as set forth on the applicable cover page.

                 (b) Percent of class:

                     Each of the  Reporting  Persons owns the  percentage of the
                 Common Stock as set forth on the applicable cover page.

                 (c) Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote:

                         Each of the  Reporting  Persons  has the sole  power to
                     vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                     (ii) shared power to vote or to direct the vote:

                         Each of the  Reporting  Persons has the shared power to
                     vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                     (iii) sole power to  dispose  or to direct the  disposition of:

                         Each of the  Reporting  Persons  has the sole  power to
                     dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                     (iv) shared power to dispose or to direct the disposition of:

                         Each of the  Reporting  Persons has the shared power to
                     dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [x].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The following is a subsidiary of DBAG and DWS Group which acquired Common Stock included in the figures on the cover pages: DWS Investment GmbH.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002



                                           DEUTSCHE BANK AG



                                           By:   /s/ Jeffrey A. Ruiz
                                                 -------------------------
                                                 Name:   Jeffrey A. Ruiz
                                                 Title:  Vice President



                                           By:   /s/ Margaret M. Adams
                                                 -------------------------
                                                 Name:   Margaret M. Adams
                                                 Title:  Director

                                                                       EXHIBIT 1



                Consent of Deutsche Asset Management Europe GmbH


          The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Asset Management Europe GmbH pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 12, 2002



                                        DEUTSCHE ASSET MANAGEMENT EUROPE GMBH



                                        By:   /s/ Dr. Dieter Eisele
                                              ---------------------------------
                                              Name: Dr. Dieter Eisele
                                              Title: Global Head of Compliance



                                        By:   /s/ Michaela Bundschuh
                                              ---------------------------------
                                              Name: Michaela Bundschuh
                                              Title: Head Position Monitoring